Exhibit 12

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)
						Nine Months Ended July 31, 2001

	Years Ended October 31,
	1996	1997	1998	1999	2000

Earnings from operations
before income taxes	$ 82,075	$ 106,477 (1)	$ 64,964 (2)	$ 142,551 (3)	$ 105,187	$ (198,861) (4) (5)

Fixed charges:
Interest charges	26,051	38,031	44,107	55,543	62,748	45,755
Interest portion of lease expense	1,522	2,181	2,814	2,859	3,379	2,132

Total fixed charges	27,573	40,212	46,921	58,402	66,127	47,887

Earnings from operations before income
taxes and fixed charges, less capitalized interest	$ 109,648	$ 146,689 (1)	$ 111,599 (2)	$ 200,118 (3)	$ 169,960	$ (151,555) (4) (5)

Ratio of earnings to fixed charges	3.98	3.65 (1)	2.38 (2)	3.43 (3)	2.57	(3.16) (4) (5)

(1)	Excludes cumulative effect of change in accounting principles of $2,324 (net of a $2,230 income tax benefit).
(2)	Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance-based stock options.
(3)	Excludes cumulative effect of change in accounting principle of $50,101 (net of a $28,798 income tax benefit).
(4)	Excludes extraordinary item of $5,472 (net of a $3,648 income tax benefit) and the cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).
(5)

Includes a nonrecurring, noncash charge of $269,158 recorded in connection with the writedowns of assets held for sale and other charges. As a result of this charge, the Company's earnings through the nine months ended July 31, 2001 were insufficient to cover its fixed charges, and an additional $199,442 in pretax earnings would have been required to eliminate the coverage deficiency.

During the periods presented the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.